UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53373 / February 27, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12216

In the Matter of **EAGLE ENVIRONMENTAL** **TECHNOLOGIES, LTD.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Eagle Environmental Technologies, Ltd., ("Eagle" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Eagle Environmental Technologies, Ltd., a Nevada corporation based in Reno, Nevada, develops and markets hazardous waste treatment technologies. In July 2000, Eagle registered its common stock with the Commission under Section 12(g) of the Exchange Act. Eagle's common stock is quoted in the "Pink Sheets" disseminated by Pink Sheets LLC.

B.   Eagle is required by Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder to file, timely and in proper form, annual reports on Form 10-K or Form 10-KSB and quarterly reports on Form 10-Q or Form 10-QSB.

C.   Eagle has not filed annual reports on Form 10-K or Form 10-KSB for the fiscal years ended December 31, 2000, December 31, 2001, December 31, 2002, December 31, 2003, and December 31, 2004. Eagle has not filed quarterly reports on Form 10-Q or Form 10Q-SB for the period ended March 31, 2001, or any period subsequent thereto.

D.   As a result of the foregoing, Eagle has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to accept Respondent's Offer and revoke the registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary